UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39006

AMTD IDEA Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE

AMTD Digital Inc. (NYSE: HKD), our subsidiary, made certain announcements regarding its profit estimate for the six months ended October 31, 2023 on January 25, 2024 and January 26, 2024. Copies of the announcements are attached as exhibits to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – AMTD Digital’s Half Yearly Net Profit is Estimated to Increase over 150% Year over Year

99.2	Press Release – AMTD Digital’s Entertainment and Movie Businesses Are Estimated to Contribute Significantly to Net Profit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA Group

By	:	/s/ Feridun Hamdullahpur
Name	:	Dr. Feridun Hamdullahpur
Title	:	Director

Date: January 26, 2024